# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hinge Health, Inc., CIK 0001673743
CUSIP: 433313103
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 455 MARKET STREET, 7TH FLOOR, SAN FRANCISCO, California (CA), 94105
Date of event which requires filing of this statement: 12/08/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001595888

## Reporting persons
- JANE STREET GROUP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,130,181; sole dispositive power 0; shared dispositive power 2,130,181; aggregate amount beneficially owned 2,130,181 (5.6% of the class)
- Jane Street Capital, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 482,130; sole dispositive power 0; shared dispositive power 482,130; aggregate amount beneficially owned 482,130 (1.3% of the class)
- Jane Street Options, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 56,682; sole dispositive power 0; shared dispositive power 56,682; aggregate amount beneficially owned 56,682 (0.2% of the class)
- Jane Street Global Trading, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,591,369; sole dispositive power 0; shared dispositive power 1,591,369; aggregate amount beneficially owned 1,591,369 (4.2% of the class)

## Item 1. Issuer
Name of issuer: Hinge Health, Inc.
Address of issuer's principal executive offices: 455 MARKET STREET, 7TH FLOOR, SAN FRANCISCO, CALIFORNIA, 94105.

## Item 2. Person Filing
Name of person filing:
Jane Street Group, LLC;
Jane Street Capital, LLC;
Jane Street Options, LLC;
Jane Street Global Trading, LLC
Address of principal business office or, if none, residence:
Jane Street Group, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Capital, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Options, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Global Trading, LLC
250 Vesey Street
6th Floor
New York, NY 10281
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,130,181
Percent of class: 5.6
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,130,181
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,130,181

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- JANE STREET GROUP, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (12/15/2025)
- Jane Street Capital, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (12/15/2025)
- Jane Street Options, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (12/15/2025)
- Jane Street Global Trading, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (12/15/2025)